EXHIBIT 12(a)(1) COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 1999 (Dollar Amounts in Thousands)

Earnings:
Net Income
   Fixed Charges (see below)
   Income Taxes

   Total Earnings

Fixed Charges:
   Interest on long-term debt
   Other interest
   Estimated interest component of rentals

   Total fixed charges

Ratio of Earnings to Fixed Charges

The Potomac Edison Company $100,582 46,243 40,613 $187,438 $42,872 2,031 1,340 $46,243 4.05	* *
*Excludes the effect of the extraordinary charge.